Subsecretaría de Hacienda y Crédito Público Unidad de Crédito Público y Asuntos Internacionales de Hacienda

September 3, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	United Mexican States:

Registration Statement under Schedule B of the Securities Act of

1933, filed on August 29, 2025

CIK No. 0000101368

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the United Mexican States (“Mexico”) hereby requests that Mexico’s Registration Statement No. 333-289967, as filed with the Securities and Exchange Commission (the “Commission”) under Schedule B on August 29, 2025, be declared effective at 10:00 a.m. on September 5, 2025 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

THE UNITED MEXICAN STATES

By:	/s/ César David Vives Flores
César David Vives Flores
General Director of Public Debt of the
Ministry of Finance and Public Credit